

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2018

Alex Aliksanyan
President
Nestbuilder.com Corp.
201 W. Passaic Street, Suite 301
Rochelle Park, N.J. 07662

      Re: Nestbuilder.com Corp.
           Registration Statement on Form 10-12G
           Filed December 22, 2017, as amended
           File No. 000-55875

Dear Mr. Aliksanyan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Division of Corporation Finance
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